Mail Stop 3561

April 23, 2009

Mark W. Harding
President
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

> **Re:** **Pure Cycle Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2008**
> **Filed November 14, 2008**
> **Form 10-Q for Period Ended February 28, 2009**
> **Filed November 14, 2008**
> **File No. 0-8814**

Dear Mr. Harding:

We have reviewed your response letter dated March 27, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We have reviewed your response to comment three in our letter dated March 13, 2009. Given that your water assets comprised 94% of your total assets at August 31, 2008, we continue to believe that you should provide a quantitative sensitivity analysis in your Critical Accounting Policy addressing the recoverability of these assets. For example, you could disclose whether a reasonable likely decrease in the assumed number of taps for the Front Range and Arkansas River assets, such as a 5% or 10% decrease, would result in impairment of any of your water assets and quantify the amount of any such impairment. Please confirm to us that you will quantify the impact on your financial statements of a reasonably likely change in your assumptions. If you do not believe that any reasonably likely changes to your assumptions would result in impairment of any of your water

assets, disclose this to your readers in your Critical Accounting Policy, and explain to us in detail how you reached that conclusion.

2. We have reviewed your response to comment four in our letter dated March 13, 2009 and the supplemental materials you provided and have the following additional comments:

    - We note from your proposed Critical Accounting Policy for the Front Range and Arkansas River water assets that utilization of these water assets depends upon new developments being built by others in your service areas and surrounding areas. We also note that you have held the Arkansas River assets since 2006 and the Rangeview assets since 1996 and have not been able to generate significant revenue from them thus far. Please explain to us in more detail, particularly for the Rangeview assets given the length of time that you have held them, what you expect will change in the future such that you will be able to sell the projected taps and generate revenue from these assets when you have not been able to do so thus far.

    - It also remains unclear to us why the withdrawal of the developer for the Lowry Range had no impact on your analysis. Even though this withdrawal might not impact the status of your water rights, please explain to us why it does not impact your assumptions as to when and if this area will be developed and thus your ability to sell water connections in this area.

    - Please explain to us how you considered the guidance in paragraph 17 of SFAS 144 for your Front Range and Arkansas River water assets. Specifically, tell us how you considered the need to use a probability-weighted approach to consider alternative uses for these assets given the delays thus far in development of these areas. If management is not considering alternative uses for these assets, help us to understand why.

    - We also remain unclear as to how the current housing market and credit crisis would not affect your impairment analysis. We note your response that the weak housing market had the effect of delaying proposed tap sales but we remain unclear as to why this is solely a timing issue and does not reduce your total expectations of development and tap sales in the future. Please explain these assumptions to us in more detail.

    - Please explain to us how you considered the guidance in paragraph 10 of FAS 144 when determining how to group your water assets for the impairment analysis discussed on page 4 and Attachment F of your internal memo that was confidentially provided to us.

Item 9A. Controls and Procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

3. We have reviewed your response to comment seven in our letter dated March 13, 2009. Please amend your reports to include management's conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Form 10-Q for the Period Ended February 28, 2009

Note 2 – Fair Value Measurements, page 10

4. We read on page 8 that you reassess the value of the Tap Participation Fee liability whenever events or circumstances indicate the assumptions used to estimate the value of the liability have changed materially. However, based on your disclosures on page 10, it appears that you measure and record the Tap Participation Fee liability at fair value on a recurring basis under SFAS 157 and SFAS 159. Please reconcile these disclosures and explain to us how you measure this liability. If you are measuring this liability on a recurring basis at fair value, please explain to us why the change in estimated value seen in the table at the bottom of page 11 does not impact the recorded amount of the liability, and explain in more detail how you determined the recorded amount of the liability represents the price that a third party would charge you to assume this liability.

Note 4 – Investments in Water and Water Systems, page 12

5. As discussed in the section, "Non-irrigated land sales," please explain to us why you assigned no value to the non-irrigated land at acquisition date. We are unclear as to why this land was allocated no value and thus the entire proceeds from its sale were recorded as a gain on sale.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director